U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934
                                CYBERECORD,INC.
        -----------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                           91-1985843
-------------------------------                          -----------------
(State or other jurisdiction of                          (I.R.S. I.D. No.)
incorporation or organization)


              10900 N.E. 8th Street, Suite 900, Bellevue, WA 98004
              ----------------------------------------------------
               (Address of principal executive offices) (zip code)


Issuer's telephone number (425) 990-5920
                          --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------
               None                                        None



Securities to be registered under Section 12(g) of the Act:

                          Common Stock $.001 par value
                          ----------------------------
                                (Title of class)

                                CYBERECORD, INC.
                                   Form 10-SB
Table of Contents                                                    Page

                                     PART 1

Item 1.           Description of Business ..........................  1

Item 2.           Management's Discussion and Analysis
                  of Financial Conditions and Results of Operation..  1

Item 3.           Description of Property...........................  6

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management.............................  6

Item 5.           Directors, Executive Officers, Promoters
                  and Control Persons...............................  7

Item 6.           Executive Compensation............................  8

Item 7.           Certain Relationships and Related Transactions....  9

Item 8.           Description of Securities.........................  9

                                     PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters.......  9

Item 2.           Legal Proceedings................................. 10

Item 3.           Changes in and Disagreements with Accountants..... 10

Item 4.           Recent Sales of Unregistered Securities........... 10

Item 5.           Indemnification of Directors and Officers......... 11

                                    PART F/S

Financial Statements............................................... F-1

                                    PART III

Item 1.           Index to Exhibits and Description of Exhibits..... 12

Signature Page.....................................................  13

                                     PART 1

Item 1.           Description of Business.

     CybeRecord, Inc. (the "Company") was incorporated on February 17, 1969 as Flexi-Built Modular Housing Corporation in the State of Florida. The Company is engaged in the business of developing, manufacturing and marketing a low-cost high-speed microfilm scanner. In March 1984, the Company changed its name to Flexicare, Inc., and in September 1996, the Company changed its name to Pillar Entertainment Group Inc. In November 1997, the company acquired all of the issued and outstanding stock of Chrysalis Hotels and Resorts Corp. in a reverse merger transaction and changed its name to Chrysalis Hotels and Resorts Corp. In April, 1999, the Company acquired certain assets of James L. Lucas, Glenn and Paulette Kimball, Marek Niczyporuk, James L. and Barbara Baker Quinn, Herbert and Patricia Walker and Alva D. and Kirsten Cravens, (collectively the Kristal Group) in exchange for 6,000,000 shares of the Company's common stock thus transferring control of the company to the Kristal Group and changed its name to CybeRecord, Inc.

     The Kristal Group assets consisted of the following: The intellectual property of Kristal Group owned, licensed or otherwise used in the business conducted by Kristal Group for the microfilm, scanning device design, all hardware design, and computer programming code and software owned by Kristal Group including, but not limited to , any and all Software needed to allow the scanning/ digitizing/reading device to operate in a reliable and commercial manner, programs software, including all trademarks and the intellectual property related to the foregoing, in both machine readable and/or human readable form, including :(i) rights to, and any rights to apply for and/or register, patents and patent applications, copyrights, trademarks, trade secrets and all other proprietary rights relating to such intellectual property, (ii) records and files relating to manufacturing, quality control, sales, marketing and customer support and designs for such intellectual property, (iii) Derivative Works of such Kristal Group Intellectual Property, and (iv) all related Documentation. Other Assets consisting of hardware patents, rights to hardware patents, customer lists, contracts, agreements, licenses or license agreements, commitments, warranties, claims and other existing and inchoate rights, but excluding without limitation, cash, marketable securities, receivables and rights relating to contractual obligations. At the time of acquisition, the cost of the assets acquired was changed to expense as research and development as the asset had not reached technological feasability.

     The Company presently has a number of patents which will be formally pending, shortly. There is no government approval necessary for any of the Company's business, and there is no projected environmental impact on the Company's business or government regulations presently in place which would have any impact on the business of the Company. The Company presently employs six full-time employees.

Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

     The Company's business is the development, manufacture and marketing of a low-cost, high-speed microfilm scanner. Research conducted by Giga Information Group concluded that the microfilm scanner market would increase substantially if scanner prices were to fall from the current $100,000 to below $50,000. Giga estimated market potential of up to 26,486 unites and $1.2 billion for the four year period following a price drop. Its research indicates that a serious deterrent to market expansion in microfilm scanners is high unit price and complex scanner setup.

     The Company's business model addresses this problem by offering scanners on a rental program. Customers can install as many scanners as necessary for the time they need them, with no capital expenditure. The Company expects 90% of its revenue to come from this program.

     Monthly rental fees will be charged according to the number of images scanned per unit. This monthly click charge will generate a monthly income of at least $3,000 per scanner, based on a per-unit minimum of 300,000 images billed at a minimum rate of a penny per image. In addition, the Company will receive the first and last two minimum monthly payments of $3,000 with each rental order.

     The Company estimates that 10% of its customers will purchase scanners rather than rent them. Those customers will pay a purchase price of $129,500 plus a maintenance charge of $500 per month.

     If the Company ships 1,250 microfilm scanners during the first four years, or less than 1/2% of Giga's market estimate of 26,486 units, the Company projects a combined rental and sales revenue of nearly $97 million during that period, plus four years of accumulated operating income exceeding $63 million.

     The Company is targeting all microfilm users who have been waiting for a cost effective means to convert microfilm records to digital images.

     The typical customer will be an organization with a need to share critical information in a timely manner that is currently stored on microfilm. Some applications are:

   |_|      Banking: mortgage records, customer service and loan records

   |_| Insurance: policies, retirement records, personnel records, and claims.

   |_| Government: intelligence data, IRS records, vital statistics, retirement system, personnel engineering drawings.

   |_|      Law Enforcement:  arrest records, fingerprints, and HR records.

   |_|      Legal:  discovery documents, case files.

   |_|      Medical:  workman's compensation records, x-rays, health records.

   |_|      Engineering:  drawing conversion, plant & facility, maintenance.

   |_|      Genealogy: records for family history.

   |_|      Service Bureau:  all applications & backfile conversions.

     The Company will reach customers through advertising, direct mail, and trade shows. The Company will advertise in vertical magazines that communicate with managers in end user organizations such as, Law Enforcement magazines for law enforcement, Insurance magazines for insurance, etc. The Company will also employ web pages with links to related producers of market partners.

     The need to access and share information more quickly is causing more and more microfilm users to consider alternative methods of storing and disseminating critical information. While microfilm is a cost effective and secure method of storage, electronic systems offer quicker access to vital information. With information access becoming more and more critical, the rage of conversion from microfilm based on information systems to computer based systems is rapidly increasing.

     Conversion from microfilm to computer based systems requires that the microfilm be converted to digital images using a microfilm scanner. Once digitized, the images are indexed using special indexing software and transferred on a large image database for storage and future retrieval. There are several indexing and image database systems that are sold by system integrators and Value Added Resellers (VARs).

     The Company has also developed relationships with large VARs and system integrators who are already selling to the Knowledge Management market. The Company's strategy is to aggressively promote its "click charge" program, ease of use, high quality digital image output and high productivity.

     The relative low monthly cost of the Company's rental program lends itself to direct response, so its sales strategy is to offer the product direct, as well as through select VARs.

     The Ethernet ready CybeRecord scanner supports the industry popular paper scanner interface, allowing the many Resellers already selling paper scanners to sell the Company's scanner with little investment or training.

     The Company's strategy is to offer a better product at a lower price. Customers can install and use the Company's scanner for just a $.01(one cent) charge for each image that is digitized, up to a minimum of 300,000 images. It is possible for a scanner to digitize up to 420,000 images per month on a single shift operation. On two shifts, the user could digitize 840,000 images per month. The minimum rental and click charge is $3,000 per month. The Company will replace scanners overnight rather than provide on-site repair. Our rental/click charge of $.01(one cent) to $.05(five cents) per image is extremely competitive when compared to outsourced charges ranging from $.07(seven cents)- $.35(thirty-five cents) per image.

     According to information from AIIM, the Company's own research and the conclusions of market research conducted by the Giga Information Group, the market for microfilm scanners nationwide was estimated as high as $1.19 billion during the period between 1998 and the year 2001. The Giga study estimated that over 523 billion microfilm images are highly qualified for conversion to digital images over the next four years. Converting merely 15% of these would create a $500 million market. With the introduction of the Company's product, the area of greatest growth in the microfilm scanner market will be in the mid-range of the market.

     The Company will promote its microfilm scanner on a combination monthly rental/click charge rather than outright purchase, thus creating a repeatable income based on a charge per converted image.

    The Company believes the low cost of microfilm scanner acquisition created by our rental program, and the ease of use provided by our control software, will accelerate the frequency of microfilm conversion and consequently stimulate the growth of the entire document imaging market.

    The Company's browser based system tracks and tallies the number of images scanned each month for each scanner. This information is downloaded to the Company monthly for customer billing. In addition, the software has a sixty day clock that must be reset via modem by the Company. If the clock is not reset, the scanner will cease to operate. Since customers who fail to pay their bills will be unable to scan, collection problems will be completely eliminated.

     The Company will distribute its product through Resellers, VARs and system integrators, as well as directly to end users. Internationally, and in special instances in the United States, the Company plans to set up strategic relationships with leading Knowledge Management sales organizations. Separately, the reseller and the Company will create a company in a given geographic region or country covered by our business partner, with the Company owning the majority interest of the company.

     The Company's pricing strategy will encourage customers to rent rather than purchase. At the minimum monthly charge of $3,000 it would take almost four years to equal the acquisition cost of $129,000 plus $6,000 annual maintenance. The Company believes the elimination of significant capital expenditure approvals will encourage over 90% of the companies to pay by the image scanned rather the purchase. The Company's direct sales force has previously developed relationships in key accounts and will focus heavily on government, including law enforcement, banking, insurance, title companies and service bureaus.

     The Company has two new products on the horizon. The first is a low cost microfilm camera that will create microfilm from digital images, and can be manufactured for approximately $3,000. The Company's scanner employs a Pentium II based motherboard, 128 Mgb of RAM memory, a 9 GB hard disk, SCSI and Firewire interface, and 10/100 base T Ethernet internally. The system consists of a computer, digital scanner, film transports to accommodate all three kinds of microfilm, and image enhancement software designed to produce high quality images from low quality microfilm. The system operates Microsoft NT 4.0 and employs proprietary image enhancement software. Software enhancements incorporate medical imaging know-how, which is far ahead of microfilm scanning imaging, and applies it to the scanning process. For example, the Company applies a medical imaging algorithm to the function of moving and position film.

     The Company is in the process of applying for four patents to protect its technology and intends to develop lower cost scanners for the library market.

     Two prototype scanners will be produced for beta testing before the end of 1999, and volume production can begin immediately after completion of beta testing.

     The Company projects that its product prototype will be completed in November 1999 for coordination of its hardware-software capabilities and for testing prior to manufacturing. Based on a successful outcome of the prototype testing, the first shipments could be readied for distribution as early as January or February of 2000. Pre-sales of the equipment is now starting. However, definitive sales activity will not commence until final determination of cost-pricing and manufacturing capability projections.

    The primary product for CybeRecord has already moved into its final development stage. The principal software with its unique and (imminently) patent pending features, has already been completed, and the hardware aspect of the product has moved to the component manufacturing stage in which the various pieces are produced by several specialty technical manufacturers per engineering specifications, and testing as to mechanical calibration, etc. will be done.

The CyberVault Concept

     The Company will rent scanners to customers for conversion of paper or film records to CybeRecords. Optionally, the Company will offer the service of converting records at an extremely competitive one-time charge for the conversion. Once converted, the CybeRecords will reside at the customer's site in a CyberServer, supplied by the Company for a monthly charge. The company will manage the hardware and software for the customer. In addition, the Company will store a duplicate of the information in a CyberVault for a monthly charge. The CyberVault will have all records backed up as many times as needed to overcome the customer's fear. The Company will simply charge a reasonable fee for customer disc space and access to the CyberVault.


Liquidity and Capital Resources

    The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.

    The cash requirements for CybeRecord research and development and operational start-up was projected at $1 million, half of which has been received. The Company anticipates receipt of the balance of the funding within 30-45 days. At present, there has not been a demonstrable need to forecast additional funding requirements and solicitations beyond this start-up budget range. Current revenue projections show that the availability of product and its revenue-generated distribution in early 2000 will enable the Company to meet its financial operational requirements as an on-going entity.

     Details regarding manufacturing facility and staffing are still being determined, based on the on-going analysis of projected market demand for the product. A decision as to the site of the plant in which component pieces will be assembled is pending until final assessments are made as to such elements as labor availability, shipping accessibility, costs and taxes, etc. Another element of consideration is, of course, the final projected market demand which will obviously dictate the projected plant capacity requirements and staffing needs.

Need for Additional Financing

     Year 2000 issues are not currently material to the Company's business, operations or financial condition, and the Company does not currently anticipate that it will incur any material expenses to remedy Year 2000 issues it may encounter.

Item 3.  Description of Property

     The Company leases executive offices at 10900 N.E. 8th Street, Suite 900, Bellevue, Washington pursuant to a written lease which expired on September 30, 1999, and which continues on a month to month basis at a monthly rental of $1,300.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     As of September 30, 1999, the Company had 15,401,864 issued and outstanding shares of Common Stock. The following table sets forth as of September 30, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Summary Compensation table below, and (iv) all of the Company's directors and officers as a group.

Name and Address                   Amount of Shares                Percent
of Beneficial Owner (1)            of Beneficial Owner             of Class
-----------------------            -------------------             --------

James J. Lucas                     1,500,000                         9.74
3419 Evergreen Point Road
Medina, WA 98039

James L. Quinn*                    1,100,000                         7.14
3419 Evergreen Point Road
Medina, WA 98039

Glenn Kimball**                    1,500,000                         9.74
2850 College Avenue
Modesto, CA 95350

Thomas Morikawa                    1,115,000                         7.24
1737  14th Avenue
Seattle, WA  98122

Brent Nelson                         225,000                         1.46
5395  176th Place
Bellevue, WA 98004

Marek A. Niczyporuk                1,300,000                         8.44
962 Elsinore Drive
Palo Alto, CA 94303

All officers and directors
as a group (4 persons)             5,475,000                         35.5

*  Shares held jointly with Mr. Quinn's wife, Barbara Quinn
** Shares held jointly with Mr. Kimball's wife, Paulette Quinn

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company and their ages as of the date of this document are as follows:


Name                       Age         Position
-----                     ----         ----------
James J. Lucas             57          President, CEO

Thomas M. Morikawa         54          Executive Vice President, COO, Director

James L. Quinn             63          Vice President

Glenn S. Kimball           66          Vice President

Brent Nelson               38          Director

    James J. Lucas, President and CEO, has more than 20 years of senior management experience in digital imaging markets. Career highlights include positions as vice president of product marketing and vice president of advertising and public relations for General Electric Company, Calma Division, and vice president of special markets for Eastman Kodak Company, Atex Division. In 1981, he developed the original business and product concepts for Qubix Graphic Systems, a venture-funded company that went public and was subsequently acquired. He predicted the enormous growth of desktop publishing years before Apple Computer and Adobe Systems launched products to unlock the massive market.


------------------------
(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

     James Quinn, Vice President of Sales, is a multilingual executive who has lived and conducted business in all major world markets. He has defined international marketing strategies for multinational corporations and has served as president of several overseas subsidiaries.

     Thomas Morikawa, Executive Vice President & COO, has more than 25 years of management experience in corporate operations, sales and marketing. His career spans a number of industries, including international property development, manufacturing, advertising and promotion, wholesale distribution, and retail merchandising. He has also served as director and officer of several companies and community services organizations.

     Glenn Kimball, Vice President of Engineering, has more than 20 years of experience in imaging product development, primarily for large government organizations. For the Federal Reserve Bank, he developed image processing techniques to separate and enhance poor quality, overlapping bank endorsements and a series of test documents that have become an industry standard in providing performance of high-speed check reader- sorters. For the United States Defense Mapping Agency, he managed development and production of seven multimillion dollar topographic map compilation systems that performed at micron accuracy.

     Brent Nelson has served as a Director of the Company since October, 1997. He presently serves as the managing director of Northwest Capital Partners, L.L.C., a venture capital firm located in Bellevue, Washington. Mr. Nelson also presently serves on the boards of directors of Palmworks, Inc. and Interactive Objects, Inc., both software development firms. He holds a diploma in marketing from Douglas College, Vancouver, B.C., Canada. Mr. Nelson has over 15 years of experience in corporate project financing.

    Item 6.  Executive Compensation.

     Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided.

     The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated.

                             Long Term Compensation

                      Annual Compensation                                                    Awards                   Payouts
------------------------------------------------------------------------       ---------------------------------     ---------
(a)                (b)       (c)              (d)           (e)Other             (f)           (g)        (h)           (i)
Name and                                                      Annual           Restricted                            All Other
Principal                                                     Compen-           Stock        Options     LTIP         Compen-
Position             Year     Salary($)*          Bonus($)    sation($)        Awards($)      SARs     Payouts($)     sation($)
----------          -----     ----------          -------   ----------         ----------    -------   ----------    ----------
James Lucas         1999      $168,000            $12,500
Pres. & CEO
Thomas Morikawa     1999       150,000
Exec. V.P. & COO
Glenn Kimball       1999       108,000             12,500
V.P. Engineering
James Quinn         1999       132,000
V.P. Sales
Marek Niczyporuk    1999       108,000             12,500

* Ammortized salary - Salary payments commenced May 1, 1999.

Option/SAR Grants in Last Fiscal Year. There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

     The Company's directors serve without compensation.

Item 7.  Certain Relationships and Related Transactions.

     No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

Item 8.   Description of Securities.

Common Stock

     The Company has authorized 25,000,000 shares of Common Stock par value $.001. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

     All of the issued and outstanding shares of Common stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of the then existing shareholders may be diluted.

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
           Equity and Other Shareholder Matters

(a) Market Information

     The Company's Common Stock ($.001 par value), all of which are one class, is publicly traded on the over the counter market. It is presently traded in the OTC "Pink Sheets" The Company's principal market makers are Olsen Payne & Company, Paragon Capital Corporation, Sharpe Capital Corp., and Hill, Thomson Magid and Company. The high-low bid information for the Company's stock for the period May, 1998 to September 1999 as provided by CSI, Inc, follows:

Monthly prices (May 1998 to Oct, 1999)

Date              High              Low              Close
----              ----              ----             -----
Sep-99            1                 0.5              0.875
Aug-99            1.25              0.938            1
Jul-99            1.563             1.125            1.188
Jun-99            1.875             0.938            1.625
May-99            1.438             0.5              1.094
Apr-99            1                 0.406            0.875
Mar-99            0.813             0.125            0.563
Feb-99            0.375             0.188            0.375
Jan-99            0.25              0.125            0.25
Dec-98            0.375             0.125            0.219
Nov-98            0.563             0.219            0.375
Oct-98            0.5               0.219            0.219
Sep-98            0.5               0.24             0.5
Aug-98            0.938             0.625            0.656
Jul-98            1.125             0.75             0.938
Jun-98            1.063             0.688            0.906
May-98            1                 0.438            1

(b)  Holders

     The approximate number of record holders of the Company's Common Stock as of September 30, 1999 was 346, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of September 30, 1999 was 15,401,864 shares.

(c) Dividends

     The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities

     The following unregistered securities of the Company have been issued in the past three years:

  1. On October 1, 1997, the Company issued 4,000,000 free-trading shares to fifty-one non-affiliates at a price of $.06 per share for an aggregate consideration of $240,000 pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

  2. On October 11, 1997, the Company issued 8,000,000 restricted shares to seventeen affiliates in a stock for stock reverse merger transaction. The shares were exempt from registration pursuant to Section 4(2) of the Act.

  3. On March 24, 1999, the Company issued 1,970,000 free-trading shares to ten non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, at a price of $.50 per share for a total considration of $985,000, and issued 46,000 free-trading shares to two non-affiliates in consideration of legal services rendered, pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

  4. On April 20, 1999, the Company issued 6,000,000 restricted shares to seven affiliates in exchange for transfer of assets and 50,000 shares as a finder's fee in the transaction. The shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Item 5.  Indemnification of Directors and Officers

     The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Florida and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Florida. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.


                                    PART F/S

         The Financial Statements of CybeRecord, Inc. required by Regulation S-B commence on page F-1 and are incorporated herein by reference.

                                    PART III

Items 1 & 2.  Index to Exhibits and Description of Exhibits

3(i)   Articles of Incorporation with Amendments
3(ii)  By-Laws
10     Lease for premises Suite 900, 10900 N.E. 8th St. Bellevue, WA













                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CYBERECORD, INC.



Date:  October 26, 1999                     By: /s/ James J. Lucas
       ----------------                        --------------------------
                                               James J. Lucas, CEO

                                CYBERECORD, INC.


                                FINANCIAL REPORT


                                  JUNE 30, 1999
                                DECEMBER 31, 1998
                                DECEMBER 31, 1997

                                 C O N T E N T S

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS

    Balance sheets                                                          2
    Statements of operations                                                3
    Statements of stockholders' equity                                      4
    Statements of cash flows                                                5
    Notes to financial statements                                       6 - 9

PETERSON SULLIVAN P.L.L.C.
601 Union Street Suite 2300 Seattle WA 98101 (206) 382-777 Fax 382-7700
                                                    Certified Public Accountants





                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
CybeRecord, Inc.
Bellevue, Washington



We have audited the accompanying balance sheets of CybeRecord, Inc. as of June 30, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CybeRecord, Inc. as of June 30, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and its cash flows for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



/s/ PETERSON SULLIVAN P.L.L.C.
-------------------------------
PETERSON SULLIVAN P.L.L.C.

September 21, 1999

                                CYBERECORD, INC.

                                 BALANCE SHEETS
             June 30, 1999, December 31, 1998, and December 31, 1997



                                                               June 30,          December 31,       December 31,
              ASSETS                                             1999                1998               1997
                                                           -----------------   ----------------   ----------------
Current Assets
     Cash                                                  $         323,092   $          1,307   $             58
     Prepaid expenses                                                 23,101
                                                           -----------------   ----------------   ----------------
              Total current assets                                   346,193              1,307                 58

Furniture and Equipment, at cost,
     less accumulated depreciation of $194                             6,774
                                                           -----------------   ----------------   ----------------
                                                           $         352,967   $          1,307   $             58
                                                           =================   ================   ================

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                      $           6,713   $              -   $              -

Stockholders' Equity
     Common stock, par value $.001 at June 30,
        1999, and $.01 at December 31, 1998
        and 1997                                                      15,402            123,359            123,359
     Additional paid-in capital                                    4,450,086            309,079            225,579
     Retained deficit                                             (3,634,234)          (431,131)          (348,880)
                                                           -----------------   ----------------   ----------------
                                                                     831,254              1,307                 58

     Less:  Stock subscriptions receivable                          (485,000)
                                                           -----------------   ----------------   ----------------
                                                                     346,254              1,307                 58
                                                           -----------------   ----------------   ----------------
                                                           $         352,967   $          1,307   $             58
                                                           =================   ================   ================




                        See Notes to Financial Statements

                                CYBERECORD, INC.

                            STATEMENTS OF OPERATIONS
                         Six Months Ended June 30, 1999,
             and Years Ended December 31, 1998 and December 31, 1997


                                                              June 30,          December 31,       December 31,
                                                                1999                1998               1997
                                                           -----------------   ----------------   ----------------
Revenues                                                   $              -    $             -    $             -

Expenses
     Research and development, including
        labor and benefits of $128,317                            3,128,317
     General and administrative                                      74,786             82,251            345,688

                                                                  3,203,103             82,251            345,688
                                                           -----------------   ----------------   ----------------
              Net loss                                     $     (3,203,103)   $       (82,251)   $      (345,688)
                                                           ================    ===============    ===============
Basic loss per share of common stock                       $          (0.23)   $         (0.01)   $         (0.03)
                                                           ================    ===============    ===============









                        See Notes to Financial Statements
                                        3

                                CYBERECORD, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                         Six Months Ended June 30, 1999,
            and Years Ended December 31, 1998, and December 31, 1997



                                                                              Additional
                                                   Common       Common         Paid-in       Retained   Receivable for
                                                   Shares        Stock         Capital       Deficit     Shares Sold        Total
                                                ----------   -----------    -----------   ------------- -------------- -------------
Balances, December 31, 1996                      9,035,864   $    12,059    $    50,179   $     (3,192)  $        -    $     59,046

Issuance of common stock,
     net of effects of exchange
     of Chrysalis shares for Pillar shares       3,300,000       111,300        128,700                                     240,000

Additional capital contributed
     by shareholders                                                             46,700                                      46,700

Net loss                                                                                      (345,688)                    (345,688)
                                                ----------   -----------    -----------   ------------  ------------   ------------
Balances, December 31, 1997                     12,335,864       123,359        225,579       (348,880)                          58

Additional capital
     contributed by shareholders                                                 83,500                                      83,500

Net loss                                                                                       (82,251)                     (82,251)
                                                ----------   -----------    -----------   ------------  ------------   ------------
Balances, December 31, 1998                     12,335,864       123,359        309,079       (431,131)                       1,307

Contribution of shares back
     to the corporation
     by shareholders                            (5,000,000)      (50,000)        50,000

Issuance of common stock in
     exchange for
     Kristal Group assets                        6,000,000        60,000      2,940,000                                   3,000,000

Issuance of common stock in
     exchange for services                          96,000           960         39,040                                      40,000

Issuance of common stock in
     exchange for cash and stock
     subscriptions receivable                    1,970,000        19,700        965,300                    (485,000)        500,000

Additional capital contributed
     by shareholders                                                              8,050                                       8,050

Change in par value of stock                                    (138,617)       138,617

Net loss                                                                                    (3,203,103)                  (3,203,103)
                                                ----------   -----------    -----------   ------------  -----------    ------------
Balances, June 30, 1999                         15,401,864   $    15,402    $ 4,450,086   $ (3,634,234) $  (485,000)   $    346,254
                                                ==========   ===========    ===========   ============  ===========    ============





                        See Notes to Financial Statements

                     CYBERECORD, INC.

                 STATEMENTS OF CASH FLOWS
             Six Months Ended June 30, 1999,
          and Years Ended December 31, 1998 and December 31, 1997

                                                               June 30,          December 31,       December 31,
                                                                1999                1998               1997
                                                           -----------------   ----------------   ----------------
Cash Flows From Operating Activities
     Net loss                                              $      (3,203,103)  $        (82,251)  $       (345,688)
     Adjustments to reconcile net loss to net
        cash used in operating activities
        Depreciation                                                     194
        Write-off of assets (primarily intellectual
           property) acquired that had not
           reached technological feasibility                       3,000,000
        Professional fees exchanged for
           common stock                                               40,000
        Changes in operating assets and liabilities
           Prepaid expenses and deposits                             (23,101)                               14,709
           Accounts payable                                            6,713                                (5,390)
        Other                                                                                               44,200

              Cash used in operating activities                     (179,297)           (82,251)          (292,169)

Cash Flows From Investing Activity
     Purchase of equipment                                            (6,968)

Cash Flows From Financing Activities
     Issuance of common stock                                        500,000                               240,000
     Capital contribution                                              8,050             83,500             46,700

              Cash provided by financing activities                  508,050             83,500            286,700

              Net increase (decrease) in cash                        321,785              1,249             (5,469)

Cash, beginning of year                                                1,307                 58              5,527

Cash, end of year                                          $         323,092   $          1,307   $             58




                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS



Note 1.  Organization and Significant Accounting Policies

Organization

CybeRecord,  Inc.  ("CybeRecord")  was previously  known as Chrysalis Hotels and
Resorts,   Inc.   ("Chrysalis").   Chrysalis  was  previously  known  as  Pillar
Entertainment, Inc. ("Pillar").

Pillar was a corporation with very little financial activity for many years. In October 1997, Pillar exchanged its common stock for all the outstanding stock of Chrysalis. As Pillar and Chrysalis were related corporations (Pillar's president was a major stockholder in Chrysalis), the transaction was accounted for at a historical cost basis. Pillar then changed its name to Chrysalis. These financial statements are prepared as if the companies were combined as of December 31, 1996.

In April 1999, Chrysalis issued common stock to acquire the assets (primarily intellectual property) of a joint venture called the Kristal Group. Chrysalis then changed its name to CybeRecord.

In conjunction with the acquisition of the Kristal Group's assets, CybeRecord is working toward the development of software that will enhance paper and microfilm records when converted to digital documents. This will allow these records to be shared electronically over the Internet and within company Intranet systems. As of June 30, 1999, products developed by CybeRecord have not reached the stage of technological feasibility as defined by Statements of Financial Accounting Standards ("SFAS") 86. Accordingly, the cost of the assets acquired from the Kristal Group and all costs associated with software development have been charged to expense as research and development. In addition, CybeRecords has not generated any revenues through June 30, 1999.

CybeRecord intends to market the software it is developing. Revenue recognition policies for software sales will be established when products are ready for distribution. Revenue will be recognized when earned and CybeRecord will follow American Institute of Certified Public Accountants Statements of Position 97-2 and 98-4, "Software Revenue Recognition."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from the estimates that were used.

Cash

Cash includes cash balances held at a bank and all highly liquid debt instruments with original maturities of three months or less. Cash balances are in excess of amounts insured by the Federal Deposit Insurance Corporation.

No cash payments for interest or income taxes were made during the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997.

Stock Subscriptions Receivable

Stock  subscriptions  receivable  are for 970,000 shares of common stock and are
due from five investors.    The amounts  receivable are expected to be collected
by December 31, 1999.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets.

Research and Development

Research and development costs are expensed as incurred. When products being developed reach technological feasibility, costs associated with these products will be capitalized and amortized over their estimated useful lives.

Taxes on Income

CybeRecord accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in CybeRecord's financial statements or tax returns. In estimating future tax consequences, CybeRecord generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. There are no potentially dilutive common shares at June 30, 1999, or at December 31, 1998 and 1997. The weighted average number of shares was 13,693,864, 12,335,864, and 9,860,864 for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Although there has been no stock-based compensation, CybeRecord has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of the grant over the amount an employee is required to pay for the stock.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statement of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

New Accounting Standards

New accounting standards issued through the date of the independent auditors' report do not have an effect on these financial statements.



Note 2.  Capital Stock

                                 June 30,          December 31,    December 31,
                                   1999               1998            1997
                                 ------------    -------------     -----------

Shares authorized                  25,000,000      20,000,000       20,000,000
                                 ============      ==========       ==========

Shares issued and outstanding      15,401,864      12,335,864       12,335,864
                                 ============      ==========       ==========



Note 3.  Non-Cash Transactions

In 1999, CybeRecord issued 6,000,000 shares of common stock in conjunction with the acquisition of the Kristal Group's assets (See Note 1). The common stock was valued at $.50 per share. This value was based on stock sales in the same time period. In addition, in 1999, CybeRecord issued 96,000 shares in exchange for services valued at $40,000.

Note 4.  Income Taxes

The reconciliation of income tax on income computed at the federal statutory rates to income tax expense is as follows:

                                 June 30,          December 31,    December 31,
                                   1999               1998            1997
                                 ------------    -------------     -----------

Tax at statutory rate            $(1,089,055)     $   (27,966)     $  (117,534)

Change in valuation allowance
   for deferred tax asset          1,089,055           27,966          117,534
                                 -------------    -----------      -----------

Income tax expense               $         -      $         -      $         -
                                 =============    ===========      ===========

CybeRecord's deferred tax asset is as follows:

                                               June 30,      December 31,    December 31,
                                                1999            1998            1997
                                            ------------    -------------    -----------

Net operating loss carryforwards
    (before valuation allowance)            $   214,042     $  144,713       $ 116,067

Research and development costs
    expensed for financial statement
    purposes, but capitalized for
    income tax purposes                       1,020,000

Other                                             1,598          1,872           2,552

Less valuation allowance for deferred
    tax asset                                (1,235,640)      (146,585)       (118,619)
                                            -----------      ---------       ---------

Net deferred tax asset                      $         -      $       -       $       -
                                            ===========      =========       =========

CybeRecord has net operating loss carryforwards of $629,536 at June 30, 1999. These losses expire in 2019.